UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-38294

TORM plc

Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated June 9, 2022, announcing that the Company has increased its share capital by 14,178 Class A common shares, par value $0.01 per share, as a result of the exercise of a corresponding number of Restricted Share Units.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: June 9, 2022

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer

Exhibit 99.1

Company announcement

Capital increase in TORM due to exercise of Restricted Share Units as part of TORM’s incentive program

TORM plc (“TORM”) increases its share capital by 14,178 A-shares (corresponding to a nominal value of USD 141.78) as a result of the exercise of a corresponding number of Restricted Share Units.

The capital increase is carried out without any pre-emption rights for existing shareholders or others. All 14,178 new shares are subscribed for in cash. 7,089 of the new shares have been subscribed for at DKK 64.3 per A-share and the remaining 7,089 of the new shares have been subscribed for at DKK 53.5 per A-share. All with a nominal value of USD 0.01 each.

The new shares are ordinary shares without any special rights and are negotiable instruments. The new shares give right to dividends and other rights in relation to TORM as of the date of issuance. The new shares are expected to be admitted to trading and official listing on Nasdaq in Copenhagen on 14 June 2022. Transfer restrictions may apply in certain jurisdictions outside Denmark, including applicable US securities laws.

After the capital increase, TORM’s share capital amounts to USD 819,629.21 divided into 81,962,919 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 81,962,921 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.
Contact
Christopher Everard, General Manager
tel.: +44 203 713 4561
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.22 09 JUNE 2022	PAGE 1/1